Exhibit 1

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Publicly-Held Company

Corporate Taxpayers’ Registry CNPJ/MF No. 02.558.134/0001-58

Board of Trade (NIRE) No. 33 300 26253-9

MINUTES OF THE 372nd EXTRAORDINARY BOARD OF DIRECTORS’

MEETING, HELD ON JUNE 29, 2011.

I. DATE, TIME AND PLACE: June 29, 2011, at 2:00 p.m., at the board of directors’ meeting room of Tele Norte Leste Participações S.A. (the “Company”), located at Praia de Botafogo No. 300, 11th floor, room 1101, Botafogo, in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil. II. CALL NOTICE: Called by individual messages sent to the members of the board of directors on June 22, 2011. III. ATTENDANCE: Directors in attendance represented the majority of the members of the board of directors, as per the signatures below. IV. CHAIR: José Mauro Mettrau Carneiro da Cunha and José Augusto da Gama Figueira acted as Chair and Secretary of the meeting, respectively. V. AGENDA AND RESOLUTIONS: The directors, after considering and discussing the qualifications of the individuals considered for the Independent Special Committee (the “Committee”), which will assess the conditions of the proposed merger of the Company into Brasil Telecom S.A., in accordance with the requirements of CVM Instruction No. 35/08, approved, pursuant to Article. 42 of the Company’s Bylaws, (i) to elect Jorge Eduardo Badra Donato, Brazilian, married, business administrator, enrolled with the Individual Taxpayers’ Registry (CPF) No. 177.378.776-49, bearer of the identity card No. MG-85.929 issued by SSP-MG, with the address of Rua Ajax Correa Rabelo, 180, Mangabeiras, in the City of Belo Horizonte, State of Minas Gerais; Luiz Alberto Pereira de Mattos, Brazilian, married, economist, enrolled with the Individual Taxpayers’ Registry (CPF) No. 103.183.997-68, bearer of the identity card No. RG 2.094.348 issued by IFP/RJ, with the address of Av Oswaldo Cruz 20/701, Flamengo, in the City of Rio de Janeiro, State of Rio de Janeiro; Luiz Carlos Vieira da Silva, Brazilian, married, economist, enrolled with the Individual Taxpayers’ Registry (CPF) No. 007.272.376-91, bearer of the identity card No. 2929414-7 issued by IFP/RJ, with the address of Praça Advogado Heleno Claudio Fragoso, 6, apt. 305, area code (CEP) 22793-078, in the City of Rio de Janeiro, State of Rio de Janeiro, as members of the Committee; (ii) to set an individual compensation total for the members of the Committee in the amount of R$250,000.00 (two hundred and fifty thousand reais); and (iii) to authorize the Executive Board of the Company to take all actions necessary to carry out the work of the Committee, such as hiring its members and hiring independent advisors to support the Committee. The members herein appointed meet the requirements of Article 42 of the Company’s Bylaws, by being independent (in accordance with the regulations of the Novo Mercado segment of the BM&FBOVESPA), by not being administrators of the Company, and by having established experience and technical expertise. VI. CLOSING: With no other matters to discuss, these minutes were drafted, after being read and approved and signed by all in attendance. (/s/) José Mauro Mettrau Carneiro da Cunha, President; José Augusto da Gama Figueira, Secretary. Jose Mauro Mettrau Carneiro da Cunha – President, Cristiano Yazbek Pereira (alternate), Rafael Cardoso Cordeiro (alternate), Laura Bedeschi Rego de Mattos (alternate), Ricardo Ferraz Torres (alternate), Ricardo Antônio Mello Castanheira (alternate), Lúcio Otávio Ferreira (alternate), Fernando Magalhães Portella and Alexandre Jereissati Legey.

Conforms to the original recorded in the Company’s own books.

Rio de Janeiro, June 29, 2011.

José Augusto da Gama Figueira

Secretary